Exhibit 99.3

CONSENT OF DAVIES WARD PHILLIPS & VINEBERG LLP

We hereby consent to the reference to our statements under “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” and the reference of our name in the section “Legal Matters” in the prospectus supplement dated June 18, 2018 forming a part of the Registration Statement on Form F-10 of The Stars Group Inc. filed on December 1, 2017. In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by the U.S. Securities Act of 1933, as amended, or the rules and regulations thereunder.

/s/ Davies Ward Phillips & Vineberg LLP

Davies Ward Phillips & Vineberg LLP

Toronto, Canada

June 18, 2018